ANVEX INTERNATIONAL, INC.

Via Tingo, Marte y Los Cometas, conjunto Ceciliana, 5, Quito, Pichincha 170503, Ecuador

Tel: (702) 358-0509, Fax: (702) 509-5354, E-mail: anvexint@gmail.com

May 11, 2011

Ms. Chambre Malone

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4631

Washington, DC 20549

Reference: Anvex International, Inc.

       Amendment No.2 to

                    Registration Statement on Form S-1

                    Filed on: May 10, 2011

                    File No. 333-173039

Dear Ms. Malone:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anvex International, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 9:00 a.m. Eastern Daylight Time on Monday, May 16, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/S/ Anna Vechera

Anna Vechera, President

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